
SEC MAIL PROCESSING
RECEIVED
FEB 2 1 2007
WASH. D.C. 185 SECTION



SECUR 07001925 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CONSOLIDATED RESEARCH, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, 7th FLOOR
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH N. STINEMAN (212) 499-1351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH N. STINEMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSOLIDATED RESEARCH, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ROBERT P. DOHN
Notary Public, State of New York
No. 02DO4625764
Qualified in Westchester County
Comission Expires June 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED RESEARCH, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2006

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

CONSOLIDATED RESEARCH, LLC

CONTENTS

DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Members of
Consolidated Research, LLC

I have audited the accompanying statement of financial condition of Consolidated Research, LLC (the "company") as of December 31, 2006, and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Research, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information list in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 20, 2007



CONSOLIDATED RESEARCH, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31 2006

ASSETS

Current assets:	
Cash and cash equivalents	$ 197,347
Receivables from brokers and dealers:	
Commissions receivable	$ 22,209
Other receivables	3,122
Prepaid expenses	3,375
Total assets	**$ 226,053**

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:	
Accounts payable and accrued expenses	$ 129,303
Obligation under capital lease	731
Total liabilities	**130,034**
Members' capital	96,019
Total liabilities and members' capital	**$ 226,053**

See notes to financial statements.

CONSOLIDATED RESEARCH, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commissions		$ 1,442,567
Interest and dividends		10,929
Total revenue		**1,453,496**
Expenses:		
Product fees	$ 1,031,992	
Commissions paid to other broker-dealers	272,114	
Communications and data processing	3,707	
Regulatory fees and expenses	2,722	
Consulting fees	43,100	
Professional fees	39,256	
Depreciation	1,826	
Rent	28,023	
Insurance	4,445	
Other expenses	33,415	
Total expenses		**1,460,600**
Income (loss) before Federal Income Tax		(7,104)
Less: Federal Income Tax		-0-
Net income (loss)		**($ 7,104)**

See notes to financial statements.

CONSOLIDATED RESEARCH, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Resources provided:		
Decrease in receivable from clearing broker		$ 33,953
Increase in accrued expenses		48,765
Capital contributed		25,250
Depreciation		1,826
Total resources provided		**109,794**
Resources applied:		
Net loss	$ 7,104	
Decrease in obligation under capital lease	1,489	
Increase in other assets	3,013	
Distributions	41,000	
Total resources applied		**52,606**
Increase in cash		57,188
Balance, January 1, 2006		140,159
Balance, December 31, 2006		**$ 197,347**

See notes to financial statements

CONSOLIDATED RESEARCH, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2006

Members capital, January 1, 2006		$ 118,873
Add:	Capital contributed	25,250
Less:	Net loss for the year	(7,104)
	: Distributions	(41,000)
	Members' capital, December 31, 2006	**$ 96,019**

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ -0-
Increases	-0-
Decreases	-0-
Balance, December 31, 2006	**$ -0-**

See notes to financial statements.

CONSOLIDATED RESEARCH, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. **Nature of business:**

   Consolidated Research, LLC (the "Company") is a Delaware limited liability company formed on August 29, 2002. In March, 2003, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is performing financial research and analysis, acting as a broker-dealer of securities.

2. **Summary of significant accounting policies**

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Office Equipment

Office Equipment is stated at cost less accumulated depreciation.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Soft Dollar Agreements

The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Rule 28(e), which provides for payment of research and quote services. The cost associated with soft dollar arrangements are included in the product fees line item on the Statement of Operations.

Income taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns. The Company is subject to the New York City unincorporated business tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONTINUED NOTES TO FINANCIAL STATEMENTS

3. Obligations under capital lease

At December 31, 2006, $6,856 of computer hardware and accumulated depreciation of $6,856 are recorded under capital leases.

Aggregate future minimum lease payments, by year, are as follows:

Year ending December 31, 2007	$731
Total future minimum lease payments	$731

4. The following supplementary information is submitted:

Exemption from Rule 15c-3 is claimed under (k) (2) (b):

All customer transactions are cleared through broker-dealers, Bear, Steams Co., and Pershing, LLC on a fully disclosed basis.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Net capital as reported on page 7 of this audited Form X-17A-5 indicated net capital of $65,575. In January 2007, the company filed Part IIA of form X-17A-5 (unaudited) and reported the same net capital of $65,575.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(I) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customer's.

6. Commitments

The Company rents office space under a year to year lease. Rent expense recorded under this lease was $28,023 for the year ended December 31, 2006.

7. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances at times may exceed the amounts insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. Management does not anticipate any losses as a result of this concentration.

CONSOLIDATED RESEARCH, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2006

Capital		$ 96,019
Less: non-allowable assets		(6,497)
: Broker blanket bond deductible		(20,000)
Tentative net capital before haircuts		69,522
Less: Haircuts ($197,347 X 2%)		(3,947)
Net capital		**65,575**
Greater of:		
Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $130,034)	**$ 8,668**	8,668
Excess net capital		**$ 56,907**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 130,034**
Percentage of aggregate indebtedness to net capital	**198%**

See notes to financial statements

CONSOLIDATED RESEARCH, LLC

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2006

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 65,575
Audit Adjustments	-0-
Net capital per audited report, December 31, 2006	**$ 65,575**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of

CONSOLIDATED RESEARCH, LLC

I have examined the financial statements of CONSOLIDATED RESEARCH, LLC for the year ended December 31, 2006 and have issued my report thereon dated February 20, 2007. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2006 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.



February 20, 2007

END